EXHIBIT 12
SONOCO PRODUCTS COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31
	2014	2013	2012	2011	2010
EARNINGS
Pretax income	$325,707	$292,709	$283,006	$284,406	$254,454
Add: Distributed income from affiliates	9,809	13,631	9,329	11,676	17,123
Add: Fixed charges	81,806	88,704	91,690	64,341	58,352
Add: Amortization of capitalized interest	3,449	2,677	2,450	2,341	2,303
Total Earnings	420,771	397,721	386,475	362,764	332,232
Less: Capitalized interest	(3,248)	(5,946)	(4,056)	(3,113)	(3,817)
Adjusted Earnings	$417,523	$391,775	$382,419	$359,651	$328,415

FIXED CHARGES
Interest expense	$55,140	$59,913	$64,114	$41,832	$37,413
Capitalized interest	3,248	5,946	4,056	3,113	3,817
Portion of rents representative of the interest factor	23,418	22,845	23,520	19,396	17,122
Total Fixed Charges	$81,806	$88,704	$91,690	$64,341	$58,352

Ratio of Earnings to Fixed Charges	5.10	4.42	4.17	5.59	5.63